Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Attention: J. Nolan McWilliams

Re:                             Shake Shack Inc.
Draft Registration Statement on Form S-1
Originally Confidentially Submitted September 30, 2014
CIK No. 0001260533

Ladies and Gentlemen:

On behalf of our client Shake Shack Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on September 30, 2014 (the “Draft Submission”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Randy Garutti, the Company’s Chief Executive Officer, dated December 12, 2014.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against the Amendment No. 2 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 15

1.              Please provide a footnote designation and narrative discussion of your pro forma net income per share data, similar to that provided for footnote (1) in Selected Consolidated Financial and Other Data on page 63. In addition, please include the proposed supplemental net income per share data under the Pro Forma columns, as your current presentation appears to indicate this data will be included under the Historical SSE Holdings, LLC columns.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Summary Historical and Pro Forma Consolidated Financial and Other Data section to provide the requested disclosures.

Unaudited Pro Forma Consolidated Financial Information, page 68

2.              Refer to the narrative discussion of the Transaction Adjustments on page 68. In the first bullet point, please expand to describe your computation of the Distribution, similar to the disclosure provided in the fifth bullet point under Summary of the Transactions on page 7. In addition, please disclose the significance of the percentage ratio 0.273 which will be used in the computation, and describe how this ratio was determined.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the size of the distribution is being determined by the pre-offering owners of the Company; accordingly, the 0.273 percentage ratio is simply the percentage which yields an initial distribution of the desired size based on the anticipated gross proceeds.  The Company has revised Amendment No. 3 to reflect the fact that the initial distribution is now a fixed amount, i.e., approximately $21.9 million.  The initial distribution will be paid prior to the closing of the offering from borrowings under the Revolving Credit Facility.  To the extent the gross proceeds of this offering exceed the anticipated gross proceeds (including as a result of the exercise by the underwriters of their option to purchase additional shares of Class A common stock), the Company will use such proceeds to pay an additional distribution to certain of the SSE Original Equity Owners in an amount equal to the product of (A) the increased gross proceeds and (B) 0.273.  Amendment No. 3 has been revised to reflect these changes.

3.              Refer to the narrative discussion of the Offering Adjustments on page 68. Please expand the second to the last bullet point to also disclose that the application of the proceeds will be used to repay the outstanding borrowings under your Revolving Credit Facility. It is unclear why this previously provided disclosure has been omitted. Please re-insert or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the repayment of the outstanding borrowings under the Revolving Credit Facility.

4.              We note your response to our prior comment 12 and the disclosure that has been added on page 69. In this regard, we note that the pro forma financial information included in the filing has been prepared assuming that no exchanges of LLC interests have occurred and therefore no increases in the tax basis of SSE Holdings assets or other tax benefits that may be realized thereunder have been assumed, and your disclosure added on page 69 discloses the impact in the event that all of the continuing SSE Equity Owners were to exchange their LLC interests and the related tax impact were this to occur. As neither of these alternatives is likely to occur, please revise to include a sensitivity analysis explaining the tax impact in the event that a portion but not all of the continuing SSE Equity Owners exchange their LLC interests.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 3 to include a sensitivity analysis explaining the tax impact in the event of, in each case, the exchange of a portion but not all of the LLC interests and an increase in the price per share in the Offering.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 71

5.              Refer to footnote (2) narrative. Please include the related footnote number on the face of the pro forma balance sheet, presumably in the “Pro Forma Distribution Adjustments” column.

Response:

The Company acknowledges the Staff’s comment and has revised the face of the Unaudited Pro Forma Consolidated Balance Sheet to include the reference to footnote (2).

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 75

6.              Refer to footnote (2). Based on the disclosures included in footnote (2) it is unclear if all portions of this pro forma adjustment will have a continuing impact on your results of operations as required by Rule 11-02(b)(6) of Regulation S-X. To the extent that any portion of this adjustment will not have a continuing impact, it should be included only in your pro forma balance sheet as an adjustment to retained earnings. Please advise or revise as appropriate.

Response:

The Company acknowledges the Staff’s comment and has reviewed the guidance set forth in Rule 11-02(b)(6) of Regulation S-X. The Company advises the Staff that the portions of the pro forma adjustment relating to the settlement of outstanding awards under the UAR Plan and the accelerated vesting of the restricted Class B Units are non-recurring. The Company has revised the Unaudited Pro Forma Consolidated Statements of Operations to exclude these portions. Additionally, the Company has included the impact of these two adjustments in the Unaudited Pro Forma Consolidated Balance Sheet as an adjustment to retained earnings.

7.              Refer to footnote (6) narrative. Please also expand to disclose the outstanding borrowing amounts under the Revolving Credit Facility at September 24, 2014 and December 25, 2013 and include the related footnote number on the face of the pro forma statements of operations for the year ended December 25, 2013 for the line item interest expense, net.

Further, the second sentence of this footnote narrative relating to the interest expense reduction should be revised to pertain to both periods presented. The last two sentences should be placed within the descriptive content that you intend to enter into a new Revolving Credit Facility in connection with the Offering with the disclosure of the amount of pro forma interest expense incurred for each period presented, assuming the new Revolving Credit Facility was in place as of December 27, 2012. We note your expanded disclosures on page 151 and 152 regarding the New Credit Facility. Please describe in this footnote the anticipated commitment and/or available amounts and rates of interest under the New Credit Facility.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that there were no amounts outstanding under the Revolving Credit Facility as of December 25, 2013. Additionally, there were no borrowings under the Revolving Credit Facility during the fiscal year ended December 25, 2013. As such, no interest expense was incurred and no adjustment was made to the Unaudited Pro Forma Consolidated Statement of Operations for the fiscal year ended December 25, 2013. The Company has disclosed such fact in footnote (6) and included the related footnote number of the face of the Unaudited Pro Forma Consolidated Statement of Operations for the fiscal year ended December 25, 2013.

Additionally, the Company has expanded footnote (6) to include disclosure of the New Credit Facility, including the anticipated total commitment and interest rates. The Company has also disclosed the amount of interest expense that would have been incurred during the thirty-nine weeks ended September 24, 2014 assuming the New Credit Facility was in place as of December 27, 2012.

8.              Refer to footnote (7) narrative. Please expand to disclose in tabular format your computation of the basic and diluted weighted average shares and per share amounts that are used in the Distribution to certain of the Original SSE Equity Owners. In this regard, provide the computation of the distribution amounts that are in excess of the earnings for the twelve months ended December 25, 2013 and September 24, 2014, respectively. Also disclose how the historical earnings amount for the twelve months ended September 24, 2014 is being calculated.

Response:

The Company acknowledges the Staff’s comment and has expanded footnote (7) to include a tabular disclosure of the computations of the supplemental pro forma basic and diluted weighted average shares and per share amounts.  In addition, the Company has presented pro forma earnings per share data for the latest fiscal year and most recent interim period presented on the face of the historical income statement which gives effect to the number of shares whose proceeds would be necessary to pay the planned distribution of $21.9 million and the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014. As the $21.9 million planned distribution will be paid prior to the closing of the offering from borrowings under the Revolving Credit Facility, the Company has presented the supplemental pro forma earnings per share data to give effect to the number of shares whose proceeds would be necessary to pay both the $21.9 million and the $5.2 million distributions (but only the aggregate amount that exceeds earnings for the preceding twelve month period).  Additionally, the Company has disclosed the calculation for the historical earnings for the twelve months ended September 24, 2014.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.

Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP